NYSE Arca, Inc. hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on November 7, 2006, pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2(a)(3) That on October 1, 2006 (Sunday),
the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefor and represent no other right except, if such be the fact, the right to receive an immediate cash payment.

The merger between Golden West Financial Corporation and Wachovia Corporation became effective on October 1, 2006 (Sunday). Each share of Common Stock of Golden West Financial Corporation was converted into 1.051shares of Wachovia Corporation Common Stock and $18.65 in cash per share.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on October 2, 2006.